UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): July 30, 2020

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive Chicago, Illinois	**60601**
(Address of principal executive offices)	(Zip Code)

**Registrant's telephone number, including area code:
(312) 565-5700**

**Former name or former address, if changed since last report:
Not Applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On July 30, 2020, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended June 30, 2020 and the declaration of a dividend for the quarter ended June 30, 2020. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations? any statements of belief? and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on the Bank's and its members' businesses, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), a decrease in the Bank's levels of business which may negatively impact its results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, the Bank's ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the potential phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated July 30, 2020

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: July 30, 2020

By: /s/ Roger D. Lundstrom

Roger D. Lundstrom

Executive Vice President and Chief Financial Officer

FHLB Chicago | Federal Home Loan Bank of Chicago

Exhibit 99.1

July 30, 2020

To Our Members:

As we consider the first half of the year and the damage wrought by the pandemic and the measures taken to “bend the curve,” we have been inspired by you, our members, taking extraordinary measures to support your communities. With the likelihood that such conditions will persist for a while to come, providing you with access to the liquidity and term funding you need to support your businesses and your communities is our most essential role and we are proud to be in a strong position to support you.

The pandemic and ensuing economic shocks have laid bare significant disparities in impact as African American, Latino, Native American, and rural communities are being ravaged by the virus and the economy. This has given rise to a cry for social change without precedent in recent memory and our members and their community partners have responded to provide assistance to those in need and to call for equitable treatment for all. We are committed to support equity and social justice for all and are planning a number of actions to help you assist your communities during this time of seismic change.

COVID-19 Relief Program

Early on, we recognized that the economic consequences of the pandemic required extraordinary actions by our members and that we needed to take extraordinary steps to support you. On April 20, 2020, we announced the Federal Home Loan Bank of Chicago (FHLBank Chicago) COVID-19 Relief Program which was designed to assist our members to provide support to your customers and communities. We were pleased that 98% of our membership participated in the program using our COVID-19 Relief Advances, our COVID-19 Relief Grants, or both.

Program highlights include:

- COVID-19 Relief Advance: $1.9 billion in subsidized, 0% advances to support 506 members, representing approximately $6.3 million of interest rate subsidy.
- COVID-19 Relief Grant: $13.1 million in grants were distributed by 654 members to a variety of beneficiaries, including but not limited to food pantries, small businesses (including many restaurants), health clinics, fire departments, community service organizations, family and social service organizations, as well as day care and education providers.

Stay up-to-date on our ongoing accommodations and relief provisions by visiting our COVID-19 Resource Center.

LIBOR Transition

We continue to prepare for and monitor market developments associated with the planned phase out of the London Interbank Offered Rate (LIBOR) by December 31, 2021. In addition, we continue to follow the transition guidance provided by our regulator. Accordingly, members can still transact certain floating rate advances referenced to LIBOR so long as they mature by December 31, 2021. For further information, please read our announcement on this latest LIBOR update here.

Affordable Housing Program (AHP) and Downpayment Plus® (DPP®) Program

We expect to award $23.5 million in competitive AHP funding this year. Since 1989, FHLBank Chicago has awarded more than $484 million in competitive AHP subsidies to support more than 84,000 housing units. We would also like to share that half way through the year, $10.8 million in DPP funds have been reserved on behalf of 1,900 homebuyers. Visit fhlbc.com/community-investment for more information on our affordable housing programs.

Second Quarter 2020 Dividend and Dividend Forecast

Based on our preliminary financial results for the second quarter of 2020, the Board of Directors of FHLBank Chicago declared a dividend of 5.00% (annualized) for Class B1 activity stock, in line with the Class B1 guidance provided in April 2020. Additionally, the Board also declared a dividend of 2.25% (annualized) for Class B2 membership stock. The dividend for the second quarter of 2020 will be paid by crediting your DID account on August 13, 2020. As we announced on June 29, 2020, **we expect to maintain a 5.00% (annualized) dividend for Class B1 activity stock for the third and fourth quarters of 2020, based on current projections and assumptions regarding our financial condition**. We are providing this information to assist you in planning your activity with us.

FHLBank Chicago pays a higher dividend per share on your activity stock to recognize members that support the entire cooperative through the use of our products. The higher dividend received on Class B1 activity stock has the effect of lowering your borrowing costs, and this benefit has increased on a relative basis as the Federal Reserve has cut short-term interest rates twice this year.

As we have clearly demonstrated during this pandemic, we are committed to meeting your liquidity and funding needs. Any future dividend payments remain subject to determination and declaration by our Board of Directors and may be impacted by further changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.

Second Quarter 2020 Financial Highlights

At the end of the second quarter, activity on advances, letters of credit, and Mortgage Partnership Finance® (MPF®) Program loans outstanding remained strong due to market uncertainties and historically low rates. We expect to report net income of $52 million for the second quarter when we file our Form 10-Q with the Securities and Exchange Commission (SEC) next month. You can access it on our website, fhlbc.com, or through the SEC's reporting website. For more details, please refer to the Condensed Statements of Income and Statements of Condition here. The financial results discussed are preliminary and unaudited.

- Advances outstanding decreased $1.3 billion to $49.2 billion at June 30, 2020, down from $50.5 billion at December 31, 2019. Many of our depository members experienced an inflow of deposits on their balance sheets along with reduced loan demand, while also having access to other liquidity sources as a result of certain government actions related to the COVID-19 pandemic. These factors reduced their need for advances.
- MPF Loans held in portfolio increased to $10.9 billion at June 30, 2020, up from $10.0 billion at December 31, 2019, due mainly to increased volume from loan origination activity driven by refinancing as mortgage rates declined overall.
- Total investment securities increased 14% to $26.3 billion at June 30, 2020, up from $23.1 billion at December 31, 2019, as purchases exceeded paydowns and maturities.
- Total assets decreased to $96.7 billion as of June 30, 2020, compared to $99.8 billion as of December 31, 2019, due primarily to a decline in liquid assets we hold for meeting the liquidity needs of our members.
- Letters of credit commitments increased to $24.8 billion at June 30, 2020, up from $23.9 billion at December 31, 2019, as members utilized our letters of credit in lieu of securities to secure increased deposits from municipalities during the COVID-19 pandemic.
- We recorded net income of $52 million in the second quarter of 2020, down from $76 million in the second quarter of 2019, primarily due to our support of our COVID-19 Relief Program. In April, we committed to spend approximately $30 million in COVID-19 relief funding, $19.4 million of which was provided to members in the second quarter of 2020. We anticipate continuing to deploy these relief funds to members via a subsequent grant program to be announced in the third quarter.

- Net interest income after provision for credit losses for the second quarter of 2020 was $134 million, up from $116 million for the second quarter of 2019, primarily due to the receipt of approximately $15 million of advance prepayment fees compared to $3 million in the same period a year ago, along with calling certain higher rate callable debt relative to the same period a year ago.
- In the second quarter of 2020, noninterest income was $9 million, down $12 million from $21 million for the second quarter of 2019, primarily due to unrealized losses on our trading securities.
- We remained in compliance with all of our regulatory capital requirements as of June 30, 2020.

Virtual Conferences

We continue to operate as a virtual Bank in order to assure support of our members during the COVID-19 pandemic. This pandemic has presented challenges for all of us so we will continue to provide information that you can use in support of your customers and communities. One of those ways has been the conversion of our in-person conferences to virtual conferences. We would like to thank everyone who attended the very first virtual FHLBank System Insurance Conference held in June.

Given the reality of the pandemic and our concerns for the safety of our members, we have transformed the 2020 Management Conference to a virtual event. This complimentary conference will take place on the morning of August 7, 2020, where Richard Fisher, the former President and CEO of the Federal Reserve Bank of Dallas, will discuss this unprecedented year for the economy. Given the unique challenges facing the country during an election year, we are also holding a moderated political discussion with David Axelrod and Karen Hughes. While this modified conference is a necessary departure from the very successful in-person event we have held for many years, we believe that we can effectively provide access to world-class expertise in this manner while maintaining necessary precautions to protect the health and welfare of everyone involved. Download our conference agenda and register here.

Thank You for Your Membership

We look forward to one day meeting with you in your offices and at our events, but ensuring the health and well-being of our members and our employees remains our highest priority. We continue to monitor COVID-19 developments to determine when an eventual return to in-person visits will be appropriate and anticipate providing an update when public health and governmental guidance indicates that is practical and safe.

Thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Matt Feldman
President and CEO

Forward-Looking Information: This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations? any statements of belief? and any statements of assumptions underlying any of the foregoing.These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on our and our members' businesses, maintaining compliance with regulatory and statutory requirements (including relating to our dividend payments and retained earnings), a decrease in our levels of business which may negatively impact our results of operations or financial condition, the reliability of our projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the potential phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. "Downpayment Plus," "DPP," "Mortgage Partnership Finance," and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	June 30, 2020		December 31, 2019		Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$	9,774	$	15,815	(38)%
Investment securities		26,279		23,096	14 %
Advances		49,250		50,508	(2)%
MPF Loans held in portfolio, net of allowance for credit losses		10,947		10,000	9 %
Other		481		408	18 %
Assets	$	96,731	$	99,827	(3)%
Consolidated obligation discount notes	$	37,440	$	41,675	(10)%
Consolidated obligation bonds		51,760		50,474	3 %
Other		2,184		2,224	(2)%
Liabilities		91,384		94,373	(3)%
Capital stock		1,837		1,713	7 %
Retained earnings		3,873		3,770	3 %
Accumulated other comprehensive income (loss)		(363)		(29)	1,152 %
Capital		5,347		5,454	(2)%
Total liabilities and capital	$	96,731	$	99,827	(3)%
Member standby letters of credit - off balance sheet	$	24,825	$	23,851	4 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the three months ended June 30,			For the year to date ended June 30,		
	2020	2019	Change	2020	2019	Change
Interest Income	347	703	(51)%	$ 912	$ 1,389	(34)%
Interest Expense	(209)	(587)	(64)%	(628)	(1,155)	(46)%
Net interest income	138	116	19 %	284	234	21 %
Reversal of (provision for) credit losses	(4)	—	— %	(6)	—	— %
Net interest income after reversal of (provision for) credit losses	134	116	16 %	278	234	19 %
Noninterest income	9	21	(57)%	11	39	(72)%
Noninterest expense	(85)	(52)	63 %	(142)	(102)	39 %
Income before assessments	58	85	(32)%	147	171	(14)%
Affordable Housing Program assessment	(6)	(9)	(33)%	(15)	(18)	(17)%
Net income	$ 52	$ 76	(32)%	$ 132	$ 153	(14)%
Average interest bearing assets	$ 101,488	$ 96,753	5 %	$ 102,367	$ 95,480	7 %
Net interest income yield on average interest earning assets	0.54%	0.48%	0.06 %	0.55%	0.49%	0.06 %